In the third quarter 2009

12.4% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, October 16, 2009:  Viña Concha y Toro S.A informed today preliminary sales for the third quarter 2009. Consolidated sales totaled Ch$96,163 million, showing a 12.4% increase as compared to the same quarter last year.

For the quarter, all company business areas registered positive growth. Sales in export markets increased 10.5%; sales in the domestic market grew 7.9% and the Argentine subsidiary grew 5.1%.  Domestic market other product sales increased 274.5%, following the distribution agreement of the Diageo liquors since May 2009.

	3Q2009	3Q2008	% change	Ac. Sept. 2009	Ac. Sept. 2008	% change

Total Sales (million Chilean pesos)	96,163	85,534	12.4%	258,293	224,896	14.8%
Export markets	66,986	60,594	10.5%	184,061	161,040	14.3%
Domestic market - Wine	15,945	14,774	7.9%	39,206	37,050	5.8%
Domestic market - Other products	3,791	1,012	274.5%	9,253	2,763	234.9%
Argentina	6,790	6,459	5.1%	18,158	16,388	10.8%
Other (1)	2,652	2,695	-1.6%	7,615	7,655	-0.5%

Volumes	3Q2009	3Q2008	% change	Ac. Sept. 2009	Ac. Sept. 2008	% change

(thousand liters)
Export markets	41,830	40,926	2.2%	116,688	109,006	7.0%
Domestic market - Wine	22,416	21,641	3.6%	55,498	53,649	3.4%
Argentina	5,932	5,769	2.8%	15,501	16,090	-3.7%

(1)	includes bulk wine sales